

November 1, 2007

via U.S. mail and facsimile to (407) 551-4888

Mr. James M. Matthew
Chief Financial Officer
Empire Financial Holding Company
2170 West State Road 434
Longwood, FL 32779

      RE: **Empire Financial Holding Company**
              Form 10-KSB for the fiscal year ended December 31, 2006
              Filed March 30, 2007

              Forms 10-QSB for the quarters ended March 30, 2007, and June 30, 2007
              File No. 1-31292

Dear Mr. Matthew:

       We have reviewed your response letter dated October 22, 2007, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the year ended December 31, 2006

Management's Discussion and Analysis, page 24

Critical Accounting Policies, page 25

1.   We have read your response to comment 5 in our letter dated September 28, 2007, and note your proposed disclosure, particularly regarding your discussion of customer claims, litigation and regulatory matters, and fair value. In the former section, you state that due to the uncertain nature of litigation <u>in general</u>, you are unable to estimate a range of possible loss related to lawsuits and legal fees, in accordance with SFAS 5. We caution you that making such a general statement does not appear appropriate, as the provisions of SFAS 5 require an undertaking of the facts, circumstances and other information available on an individual basis for each litigation action. After undertaking such an analysis, you may have

determined that, in fact, you are unable to estimate a range of possible loss related to such lawsuits; however, your disclosure should contain the necessary clarifying language. In the latter section, we note your statement that warrants received from investment banking engagements are generally valued using the Black-Scholes option valuation model. In future filings, please clarify what you mean by "from investment banking engagements" and quantify the assumptions used in your valuation model.

5. Acquisition of Jesup & Lamont Securities Corporation, page F-14

2. We have read your response to comment 5 in our letter dated September 28, 2007. Please state in future filings that the results of operations and differences in the value of the assets and liabilities transferred in connection with the acquisition during the 16 day period between the effective date of October 31, 2006, and the acquisition date of November 16, 2006, were not material to your financial statements. We assume that, in accordance with the penultimate sentence of paragraph 48 of SFAS 141, you have adjusted the cost of Jesup & Lamont and net income otherwise reported to compensate for recognizing income, if any, before consideration is transferred.

23. Subsequent Events, page F-29

3. We have read your response to comment 11 in our letter dated September 28, 2007. In future filings, beginning with your September 31, 2007, Form 10-QSB, please ensure you discuss the potential impact to your operating results, liquidity and financial condition should you not be able to obtain any extensions, changes or waivers to your current covenants, nor should you be able to obtain an alternative banking relationship to replace the credit line.

Form 10-QSB for the period ended March 31, 2007

Note 8 – Notes Payable

4. We have read your response to comment 12 in our letter dated September 28, 2007. Please tell us whether you have recorded a beneficial conversion option related to the convertible debentures. If so, please tell us how you have considered the Issues of EITF 00-27.

Form 10-QSB for the period ended June 30, 2007

5. We have read your response to comment 13 in our letter dated September 28, 2007. Please address the following comments:

    *   You have told us that you have selected September 30 as the date on which you will perform your annual goodwill impairment test. Beginning with your September 30, 2007, Form 10-QSB, please disclose therein the results of your test. Please ensure you identify your reporting unit(s) tested. If such test for 2007 does not result in a goodwill impairment charge, revise your disclosures to clarify, if not immediately evident, why not.

    *   Disclose the estimated fair value versus the carrying value for your reporting unit(s) as of September 30, 2007, and indicate whether such estimated fair value(s) had been declining over the recent quarters.

    *   Quantify the historical and forecast cash flow measures that support your internal forecasts, your long-term growth rate, the useful life over which cash flows will occur, and the weighted average cost of capital for each reporting unit.

    *   Your critical accounting estimates section should disclose: uncertainties associated with your assumptions, risks of changes to your assumptions, and a sensitivity analysis depicting the effect of a 1% change in these assumptions.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief